UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: **August 31, 2007**
Date of Earliest Event Reported**: August 27, 2007**

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Idaho	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1100 East Lakeshore Drive, Suite 301 Coeur d'Alene, ID	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02. **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

On August 27, 2007, our board appointed Randal Hardy as our Chief Executive Officer, Chief Financial Officer and a director to our board of directors. The appointment of Mr. Hardy is the subject of a press release which is attached hereto as Exhibit 99.1 and incorporated by this reference.

Mr. Hardy, age 46, has been involved in the precious metals mining and manufacturing industries for over sixteen years, and has extensive experience in all aspects of corporate financial management, debt and equity issuance, and public reporting. Prior to his appointment by us, from September 2006, Mr. Hardy was the President of HuntMountain Resources, a publicly held U.S.-based junior exploration company. Prior to that, from August 2005, he was HuntMountain's Vice President and Chief Financial Officer. Previously, he held positions as President and CEO of Sunshine Minting, Inc., a privately held, precious metal custom minting and manufacturing firm, and then as Treasurer of Sunshine Mining and Refining Company, a company whose securities are traded on the NY Stock Exchange. He received his Bachelor of Business Administration degree in Finance from Boise State University.

In connection with his appointment, Mr. Hardy, entered into an employment agreement with us, effective August 27, 2007. A copy of the executed employment agreement is attached hereto as Exhibit 10.1, and incorporated by reference hereto. A brief description of the material terms of this agreement are as follows:

- The term is three years, with a provision for mutually agreed upon annual renewals thereafter. It can be terminated by us for cause (without notice), without cause (with three months' notice) or upon a takeover, acquisition or change in control.
- Mr. Hardy is to act as both Chief Executive and Financial Officer until such time as a new Chief Financial Officer is appointed. Thereafter, he will remain as Chief Executive Officer during the term of his employment.
- His compensation includes: an annual salary of $162,000, payment or reimbursement of up to $12,000 per year of premiums for health insurance coverage for him and his family, and reimbursement of Mr. Hardy's personal automobile related expenses.
- In addition to salary and fringe benefits, Mr. Hardy shall be entitled to receive performance bonuses and other incentive compensation as authorized by the Board of Directors.
- The issuance of 10,000 shares of our restricted common stock as a "signing bonus", and the grant of incentive stock options to purchase 200,000 shares of our restricted common stock (at the closing stock price on the effective date of the agreement, August 27, 2007) pursuant to our Amended 2005 Stock Incentive Plan.

There are no family relationships between Mr. Hardy and any other executive officers or directors of our company. Other than the aforementioned provisions of the employment agreement, including those to grant options and to issue shares as a signing bonus to Mr. Hardy in connection with his employment agreement, there have been no transactions during our last two fiscal years, or any currently proposed transaction, or series of similar transactions, to which we were or are to be a party in which Mr. Hardy had or will have a direct or direct material interest.

In conjunction with Mr. Hardy's appointment, John Swallow resigned as our Chief Executive Officer and Acting Chief Financial Officer to fill the newly created position of Executive Chairman of the Board. He will remain involved with the Company on a day-to-day basis, leading corporate development efforts.

Item 8.01.   Other Events (Issuance of Press Release).

A press release in regard to the above was released on August 29, 2007 and is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

10.1   August 27, 2007 Employment Agreement (Randal Hardy)

99.1   Press Release dated August 29, 2007.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

By: /s/ John Swallow

Date: Aug. 31, 2007

John Swallow
Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

EMPLOYMENT AGREEMENT

The PARTIES to this Employment Agreement are:

1. **TIMBERLINE RESOURCES, CORP.,** an Idaho corporation, whose address is 1100 E. Lakeshore Dr., #301, Coeur d'Alene, Idaho 83814 (the "Company"); and

2. **RANDAL L. HARDY,** whose address is 9915 N. Strahorn Road, Hayden Lake, ID 83835. ("Employee").

The TERMS of this Employment Agreement are as follows:

1. **Definitions.**

1.1 *Company* means Timberline Resources, Corp., an Idaho corporation, and its successors.

1.2 *Disability* means that Employee is unable to actively perform his duties under this Employment Agreement by reason of a medically determinable physical or mental impairment. In the event that there is a dispute as to whether or not Employee is disabled, such dispute shall be submitted to arbitration. The Company and the Employee shall each promptly appoint an arbitrator in writing, and the two arbitrators so appointed shall appoint a third arbitrator. The good faith decision of a majority of the arbitrators shall be binding upon the parties. If, for any reason, after demand, no arbitrator is appointed, the arbitrator or arbitrators shall be appointed by a judge of the District Court of Kootenai County, Idaho upon proper application made by an interested party. The determination by the arbitrators shall be in writing. The arbitrator or arbitrators chosen to resolve a dispute under this section shall all be physicians licensed in the State of Idaho as medical doctors.

1.3 *Effective Date* of this agreement means August 27, 2007 and Employee's start date is also August 27, 2007.

1.4 *Good Reason* shall mean any one or more of the following:

(a) a reduction or diminution in the level of responsibility, title or office of the Employee; or

(b) a reduction in the compensation level of the Employee, taken as a whole; or

(c) forced relocation to another geographic location; or

(d) the failure of the Corporation or any successor corporation to maintain the same

EMPLOYMENT AGREEMENT - 1

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Exhibit 10.1

employment terms with the Employee after the date hereof as were in existence prior to the date hereof; or

(e)   a change of control, takeover, merger, or acquisition of the Corporation.

1.5   *Manifest Cause* shall mean any one or more of the following:

(a)   the conviction of the Employee on a felony charge;

(b)   a gross and willful failure of the Employee to perform the duties necessary to carry out the Employee's responsibilities in a manner consistent with the Employee's performance prior to the date of this Agreement;

(c)   dishonest conduct which is intentional and materially injurious to the Corporation.

1.6   *Notice* shall mean a communication in writing. Any notice shall be deemed to have been given and served as of the date of the personal delivery thereof or, in the event that such notice is mailed, as of the date of receipt thereof.

1.7   *Retirement* shall mean that Employee has reached retirement age and has retired from the employment of the Company, whether such retirement is voluntary or mandatory. The retirement age shall be the age of sixty-five (65) years, or such lesser or greater age as the board of directors of the Company may from time-to-time or at any time establish.

1.8   *Voluntary Resignation* shall mean termination by Employee of his employment with the Company that is effected voluntarily for any reason other than disability or retirement.

2.   Prior Agreements.

There are no prior agreements between Employee and the Company.

3.   Employment.

The Company hereby employs Employee to perform the duties generally described in this Employment Agreement, and Employee hereby accepts and agrees to such employment on the terms and conditions hereinafter set forth.

3.1   *Term.* Employee's employment and this agreement shall be deemed to have commenced on the Effective Date and shall continue thereafter for a period of three years, renewed annually, unless earlier terminated as herein provided.

8/27/07

Exhibit 10.1

3.2 *Duties*. Employee shall have the title of Chief Executive Officer/Chief Financial Officer (CEO/CFO), shall be a member of the board of directors of the Company, and shall be primarily responsible for all aspects of the Company's business. The Employee will have the title of CEO/CFO until another individual is retained to take over the CFO duties of the Company. At such time a CFO is employed by the Company, the Employee will retain the title and duties of CEO. Despite such titles and responsibility, Employee may engage in other business activities during the term of this Employment Agreement provided such activities do not materially interfere or conflict with the performance of his duties hereunder.

4. **Compensation.**

As compensation for all services rendered to the Company during the term of this Employment Agreement, in whatever capacity rendered, Employee shall have and receive the following compensation:

4.1 *Salary*. The Company shall pay Employee an annual salary of $162,000 during each full year of his employment pursuant to this Employment Agreement, which salary shall be payable in equal bi-monthly payments of $6,750 to be automatically deposited into Employee's bank account as per the payroll procedures of the Company.

4.2 *Signing Bonus*: The Company shall pay Employee a signing bonus of 10,000 shares of Timberline Resources Corp. common stock. Employee is aware the shares cannot be registered for a period of one year under the appropriate SEC guidelines and regulations.

4.3 *Fringe Benefits*. The Company shall pay for (or reimburse Employee for the cost of) health insurance for Employee and Employee's family for so long as Employee is employed by the Company. In addition, the Company shall pay for health insurance for Employee and Employee's family following the termination of Employee's employment by the Company (irrespective of whether Employee is then living), unless such termination is for Manifest Cause, as defined in this Employment Agreement, subject, however, to the following limitations and conditions: (a) the Company shall not be obligated to pay more than $12,000 per year for such insurance; and (b) the Company's obligation to pay for such insurance shall commence as of the expiration of Employee's employment and shall continue for 18 months or until Employee is gainfully employed, whichever comes first.

4.4 *Performance Bonuses and Incentive Compensation*. In addition to salary and fringe benefits, Employee shall be entitled to receive performance bonuses and other incentive compensation subject to the recommendations and approval of the Board of Directors. Additionally, Employee is to receive Incentive Stock Options of 200,000

EMPLOYMENT AGREEMENT - 3

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Exhibit 10.1

shares of the Company per the terms of the Amended 2005 Stock Incentive Plan. These options are to carry over to any subsequent shareholder approved plans or agreements. The options are to be priced at the Company's closing stock price on the Effective Date of this Agreement.

4.5 *Automobiles*. In addition to salary and fringe benefits, the Company shall also pay (or reimburse Employee for) all reasonable gasoline, maintenance and insurance charges and expenses relating to the use of his personal vehicle for Company related use.

5. **Vacations.**

Employee shall be entitled to six weeks of paid vacation each calendar year during the term of this Employment Agreement. Should Employee have any earned but unused vacation time at the expiration of the calendar year in which it was earned, he shall be entitled to carry a maximum of six weeks (or such lesser amount as was earned and is unused) into the next calendar year.

6. **Termination.**

This Employment Agreement and Employee's employment hereunder shall continue as provided in Section 3.1 until terminated as hereinafter provided. Notwithstanding the termination of this Employment Agreement, the parties shall be required to carry out any provisions hereof which contemplate performance by them subsequent to such termination, and such termination shall not affect any liability or other obligation which shall have accrued prior to such termination. This Employment Agreement shall terminate upon the occurrence of any of the following events:

6.1 *Death of Employee*. This Employment Agreement shall automatically terminate without notice upon the death of Employee. The Company shall pay the monthly base salary of Employee to the estate of Employee for 3 years after such death occurs.

6.2 *Retirement and Retirement Benefit*. Employee may retire at any time after Employee has reached retirement age, as herein defined, by giving the Company not less than sixty days written notice of his intent to retire, specifying the date of retirement. The Company shall not be obligated to pay Employee a monthly retirement benefit following his retirement, but shall endeavor in good faith from and after the Effective Date of this Employment Agreement to devise and implement a retirement plan for Employee and other employees of the Company. Employee acknowledges and understands that the Company is under no obligation to devise or implement such a plan. Employee further acknowledges and understands that, if the Company does devise and implement a retirement plan, it may make only partial contributions to the plan and may condition such contributions on the Company's earnings or other benchmarks of financial performance.

EMPLOYMENT AGREEMENT - 4

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Exhibit 10.1

6.3 *Voluntary Resignation.* Employee may voluntarily resign at any time during the term of his employment by the Company, provided that he gives the Company not less than six months written notice of his intention to resign, specifying the effective date of such resignation.

6.4 *Termination of Employment for Manifest Cause.* The Company may terminate the employment of Employee for Manifest Cause, as herein defined, without notice.

6.5 *Termination of Employment other than for Manifest Cause.* The Company may terminate the employment of Employee without Manifest Cause upon three months' written notice. If the Company shall terminate the employment of Employee other than for Manifest Cause, then it shall (a) pay Employee (or Employee's spouse, should Employee die), a severance benefit equal to three years' salary based on Employee's base monthly salary immediately preceding his termination and (b) pay for (or reimburse Employee for the cost of) such medical and dental insurance as Company is then obligated to pay Employee pursuant to Section 4.3 of this Employment Agreement.

6.6 *Termination upon Takeover, Acquisition and/or Change of Control.* This Employment Agreement may be terminated by the Employee for Good Reason, as defined, should a takeover, merger, acquisition or other Change of Control occur. Should such termination occur, all conditions under 6.5 shall be met by the Company.

7. **Insurance.**

The Company reserves the right to acquire insurance on the life or health of Employee, naming the spouse as the beneficiary thereof.

8. **Notices.**

Any notice transmitted by either party to this Employment Agreement to any other party hereto may be served personally upon such other party or mailed to such other party, in the case of the Company, to its registered office; and in the case of Employee, to the address of Employee appearing on the books of the Company or such other address as may be designated in writing by Employee.

9. **Termination of Corporate Office.**

In the event that the employment of Employee hereunder is terminated for any reason and Employee shall hold office as an officer of the Company, such office shall terminate and Employee shall be deemed to have resigned the same automatically and without notice as of the effective date of termination of employment.

10. **General Provisions.**

EMPLOYMENT AGREEMENT - 5

8/27/07



Exhibit 10.1

10.1 *Venue and Governing Law.* This Employment Agreement is made in accordance with and shall be interpreted and governed by the laws of the State of Idaho. If any action or other proceeding shall be brought on or in connection with this Employment Agreement, the venue of such action shall be in Kootenai County, Idaho.

10.2 *Attorney's Fees.* In the event that it shall become necessary for either of the parties to obtain the services of an attorney in order to enforce the provisions hereof, then, in that event, the defaulting party shall pay the prevailing party all reasonable attorney's fees and all costs incurred in connection therewith, including the costs of any appeal.

10.3 *Assignments.* This Employment Agreement is personal to each of the parties hereto, and neither party may assign or delegate any of the rights or obligations hereunder without first obtaining the written consent of the other party. No assignment or assumption of any obligation hereunder shall relieve either party hereto from liability for any obligation hereunder.

10.4 *Amendment.* No amendment, waiver or modification of this Employment Agreement or of any term or condition hereof shall be valid or effective unless in writing and approved by the Company and Employee.

10.5 *Arbitration.* All disputes arising under this Employment Agreement shall be resolved through arbitration. The arbitration of any dispute hereunder shall be conducted in accordance with the Idaho Uniform Arbitration Act. Except as provided at paragraph 10.2, the cost of any such arbitration shall be borne equally by Employee and the Company.

10.6 *Merger Clause.* This Employment Agreement expresses the full and final purpose and agreement of the parties relating to employment of Employee.

10.7 *Severability.* Each provision of this Employment Agreement shall be considered severable and if, for any reason, any provision hereof or remedy herein provided is determined to be invalid, such invalidity shall not impair the operation or effect of the remaining provisions hereof which are valid.

10.8 *Successors.* Except as expressly provided otherwise herein, all of the rights of the parties hereunder shall inure to the benefit of and all obligations of the parties hereunder shall bind the parties' heirs, personal representatives, successors and assigns.

10.9 *Execution of Documents.* Each of the parties agrees to execute all documents necessary to implement the provisions of this Employment Agreement.

10.10 *No Trust Relationship.* Nothing contained in this Employment Agreement and no action taken pursuant to the provisions of this Employment Agreement shall create or be

EMPLOYMENT AGREEMENT - 6

8/27/07

Exhibit 10.1

construed to create a trust of any kind, or a fiduciary relationship between the Company and Employee. Any amounts or assets referred to under the provisions of this Employment Agreement shall continue for all purposes to be a part of the general funds of the Company, and no person other than the Company shall by virtue of the provisions of this Employment Agreement have any interest in such funds. To the extent that any person acquires a right to receive payments from the Company under this Employment Agreement, such rights shall be no greater than the right of any unsecured creditor of the Company.

10.11 *Descriptive Headings*. Titles to the paragraphs hereof are for information purposes only.

Timberline Resources Corp. hereby irrevocably and unconditionally guarantees the performance by the Corporation of all of its obligations hereunder, including without limitation the payment of all amounts payable by the Corporation to the Employee, and the Employee shall not be required to exhaust its remedies against the Corporation prior to claiming against Timberline Resources Corp. pursuant to this guarantee.

EXECUTED this 27th day of August, 2007, but effective as of the Effective Date.

COMPANY: Timberline Resources Corp.,
                an Idaho corporation



By: _____
    _____, its authorized signatory



EMPLOYEE: _____
                Randal L. Hardy

EMPLOYMENT AGREEMENT - 7

EXHIBIT 99.1   Press Release dated August 29, 2007.

Timberline Appoints Randal Hardy as Chief Executive Officer

COEUR D'ALENE, Idaho, Aug. 29, 2007 (PRIME NEWSWIRE) -- Timberline Resources Corporation ("Timberline") (OTCBB:TBLC) announced today that Randal Hardy has been appointed Chief Executive Officer and Chief Financial Officer effective Monday, August 27, 2007. Former CEO John Swallow will move to the newly created position of Executive Chairman of the Board and will remain involved with the Company on a day-to-day basis, leading corporate development efforts.

Executive Chairman John Swallow stated, "Over the last twenty months, our team has successfully implemented our unique business plan, combining a revenue-generating contract drilling division with the blue sky of mineral exploration. The response of investors to our model, and to our execution of it to-date, has been overwhelmingly positive. Since we embarked on this path in early-2006 we have quintupled the size of our drilling business, assembled an outstanding portfolio of large-scale, drill-ready exploration projects, and applied for a listing on the American Stock Exchange. It is time to add more experienced executive talent to our team so that we can move Timberline to the next level. The Board of Directors and I have every confidence that Randy will successfully lead this effort as we continue to build shareholder value."

Mr. Hardy has most recently served as President, and as Chief Financial Officer, of a public exploration company. Prior to that, he was President and CEO of Sunshine Minting, Inc., a precious metals custom minting and manufacturing firm. Mr. Hardy has also served as Treasurer of the NYSE-listed Sunshine Mining and Refining Company where he participated in raising and managing over $60 million in debt and equity financing. He has a Business Administration degree from Boise State University and has held designations of Certified Management Accountant and Certified Cash Manager.

Incoming CEO Randal Hardy commented, "I am very pleased to join the team at Timberline, an exciting growth opportunity with strong appeal both to sophisticated resource investors as well as to mainstream investors looking for a hedge within the resource sector. With surging drill revenues and a high-potential exploration portfolio, Timberline is exceptionally well-positioned to benefit from today's uncertain market environment."

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its ownership of Kettle Drilling, Inc. with "blue sky" upside from its mineral exploration division. Timberline common stock is quoted on the OTC Bulletin Board under the symbol "TBLC."

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB, as amended, for the year ended September 30, 2006. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect.

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CONTACT:   Timberline Resources Corporation
           John Swallow, Executive Chairman
           (208) 664-4859
           www.timberline-resources.com

           Investor Voices
           Ian Cassel, Investor Relations
           (717) 626-3991
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